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                             July 21, 2022

       Steven Schoch
       Chief Financial and Accounting Officer
       23andMe Holding Co.
       349 Oyster Point Boulevard
       South San Francisco, California 94080

                                                        Re: 23andMe Holding Co.
                                                            Form 10-K for
Fiscal Year Ended March 31, 2022
                                                            Filed May 27, 2022
                                                            File No. 001-39587

       Dear Mr. Schoch:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended March 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Adjusted EBITDA, page 100

   1. We note that your CODM evaluates your reportable segments using Adjusted EBITDA.
                                                        Please provide a
discussion and analysis of Adjusted EBITDA at the segment level. In this regard, we note
that the Consumer & Research Services Adjusted EBITDA
                                                        recognized earnings of
$12.8 million for fiscal year 2021 but losses of $30.1 million for fiscal year 2022. Refer
to Item 303(b) of Regulation S-K and Section 501.12 of the
                                                        Financial Reporting
Codification for guidance.
       Critical Accounting Policies and Estimates, page 103

   2. We note that you recognized $351.7 million of goodwill in connection with your acquisition of Lemonaid
Health, which is 38.4% of total stockholders    equity as of March
                                                        31, 2022. We further
note that your Consumer & Research Services segment, which
 Steven Schoch
FirstName  LastNameSteven Schoch
23andMe Holding  Co.
Comapany
July       Name23andMe Holding Co.
     21, 2022
July 21,
Page  2 2022 Page 2
FirstName LastName
         includes Lemonaid Health recognized Adjusted EBITDA loss of $30.1 million for fiscal year 2022. As such, please tell us your consideration for disclosing and discussing impairment testing for goodwill as a critical accounting policy and estimate, including the following discussion points:
             The date you are testing goodwill for impairment.
             The level at which you are testing the goodwill (e.g., the Lemonaid/telehealth level or the Consumer & Research Services level).
             The percentage by which the estimated fair value exceeds the carrying value.
             The methodologies used to estimate the fair value of the reporting unit and/or operating segment, including the material judgments, assumptions and estimates.
             A discussion of the degree of uncertainty associated with the key assumptions and the potential impact changes in the key assumptions would have on your impairment analysis.
             A discussion of the potential events and/or changes in circumstances that could reasonably be expected to occur and negatively affect the key assumptions and result in a material impairment charge.
         Refer to Item 303(b)(3) of Regulation S-K and Section 501.14 of the Financial Reporting
         Codification for guidance.
2. Summary of Significant Accounting Policies
Revenue Recognition, page 121

3. Please revise your disclosures to provide the information required by ASC 606-10-50-12 through 50-12A for the performance obligations for your PGS and research services along with the disclosures required by ASC 606-10-50-13 through 50-15 for those contracts with multiple performance obligations, how you determined the transaction price and the significant judgments made in estimating the transaction price as it relates to variable consideration in accordance with ASC 606-10-50-17 and 50-20, and when the performance obligations are satisfied in accordance with ASC 606-10-50-18 through 50-
         19.
4. For your telehealth revenue streams, please revise your disclosures to provide information regarding how you determined the transaction price and the significant judgments made in estimating the transaction price as it relates to variable consideration in accordance with
         ASC 606-10-50-17 and 50-20.
Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 159

5. We note that you have concluded that your disclosure controls and procedures are effective as of March 31, 2022, even though you have identified a material weakness in your internal controls over financial reporting. Given the overlap between disclosure controls and procedures and internal controls over financial reporting, please tell us the factors you considered to support your conclusion that your disclosure controls and procedures were effective.
 Steven Schoch
23andMe Holding Co.
July 21, 2022
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 with any questions.



FirstName LastNameSteven Schoch                           Sincerely,
Comapany Name23andMe Holding Co.
                                                          Division of
Corporation Finance
July 21, 2022 Page 3                                      Office of Life
Sciences
FirstName LastName